[PAUL HASTINGS LETTERHEAD]

September 29, 2006

VIA EDGAR AND BY COURIER

Ms. Jennifer Gowetski
Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Crystal River Capital, Inc.
      Registration Statement on Form S-11 (333-130256)
      Registration Statement on Form S-11 (333-130257)

Ladies and Gentlemen:

On behalf of Crystal River Capital, Inc., a Maryland corporation (“Crystal River”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, under the Securities Act of 1933, as amended, Amendment No. 1 to Crystal River’s Registration Statement on Form S-11 (File No. 333-130257) (the “Amendment”) relating to the secondary offering by selling stockholders identified therein (the “Resale Form S-11”) of Crystal River’s shares of common stock, par value $0.001.

As contemplated by comment 1 contained in the Staff’s comment letter, dated January 6, 2006 (the “Comment Letter”), and as confirmed by Crystal River’s response thereto contained in our letter to the Commission, dated March 1, 2006, Crystal River has revised the Amendment to conform the changes made to the disclosure contained in Amendment No. 5 to Crystal River’s Registration Statement on Form S-11 (File No. 333-130256) relating to its initial public offering (the “Primary Form S-11”), which was declared effective by the Commission on July 27, 2006. In addition, the Amendment incorporates the financial statements and notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section from Crystal River’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 as filed with the Commission on September 11, 2006.

As we have discussed with you, this letter is submitted together with six copies of the Amendment, of which (i) three have been marked to show changes from the initial filing of the Resale Form S-11 as filed with the Commission on December 9, 2005 and (ii) three

Securities and Exchange Commission
September 29, 2006

have been marked to show changes from Amendment No. 5 to the Primary Form S-11 as filed with the Commission on July 25, 2006 and declared effective by the Commission on July 27, 2006.

If you have any questions or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906 or my colleague, Jon C. Tyras, at (212) 318-6662.

Sincerely,

/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Clifford E. Lai
     John J. Feeney, Jr.
     Michael R. Rosella
     Jon C. Tyras